EXHIBIT A – FINANCIAL STATEMENTS AND FOOTNOTES

JINGLZ, INC.
BALANCE SHEETS
(unaudited)

	December 31, 2019	December 31, 2018
ASSETS		
CURRENT ASSETS		
Cash	$ 188,542	$ 256,270
Prepaid expenses	12,500	36,993
Total current assets	201,042	293,263
Property & equipment, net	15,036	19,642
Investment	5,000	5,000
Deposits	900	900
Software Development, net	698,900	412,662
TOTAL ASSETS	$ 920,878	$ 731,467
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 169,182	$ 178,298
Accrued compensation	255,648	256,526
Loan payable	119,061	119,061
Total current liabilities	543,891	553,885
Total Liabilities	543,891	553,885
STOCKHOLDERS' EQUITY		
Preferred stock,, authorized, 50,000,000 shares, $.001 par value, 0 shares issued and outstanding	-	-
Common stock, authorized 100,000,000 shares, $.001 par value consisting of Class A common stock, 80,000,000 shares authorized, 3,727,423 and 2,955,055 shares issued and outstanding, respectively, and Class B common stock, 20,000,000 shares authorized, 10,100,000 and 10,100,000 shares issued and outstanding, respectively	13,828	13,055
Additional paid in capital	3,787,963	2,624,183
Accumulated deficit	(3,424,804)	(2,459,655)
Total Stockholders' Equity	376,987	177,583
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 920,878	$ 731,467

The accompanying notes are an integral part of these financial statements